February 9, 2009

VIA EDGAR
Pamela A. Long, Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:     Charmed Homes Inc.
           Revised Preliminary Information Statement on Schedule 14C
           Filed January 27 and 30, 2009
           File No. 0-53285

Dear Ms. Long:

     This letter has been prepared in response to your request for Charmed Homes Inc. (“Charmed” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your February 5, 2009 letter to me (the “Comment Letter”) concerning the above-referenced Preliminary Information Statement on Schedule 14C (the “Schedule 14C”).

Financial Statements

COMMENT 1:

We note that you included the audited two years ended January 31, 2008 and the unaudited nine months ended October 31, 2008 for Charmed. However, you did not include financial statements for Iveda in your document. Given that Iveda is the operating company and will be the surviving company of this transaction, please tell us what consideration was given to including the financial statements for Iveda. Refer to Item 13 of Schedule 14A for guidance. If you conclude that financial statements are required for Iveda, please take special note as to the required periods that should be presented for Iveda.

RESPONSE:

Item 13 of Schedule 14A does not apply to Charmed as there is no action to be taken on matters specified in Items 11 or 12. Even though the requirements of Item 14 of Schedule 14A did not apply we have provided information required by Item 14 as requested in your colleagues' prior comment letter. Instruction 2 to Item 14 states that "if only the security holders of the target company are voting: (i) the financial information in paragraphs (b)(8)-(11) of this Item for…the target need not be provided; and (ii) the information in paragraph (c)(2) for the target company need not be provided." In reliance on this instruction, we did not include financial statements for Iveda.

Please note that Charmed will be required to file a Form 8-K under Item 2.01, which will require the filing of audited financial statements and extensive additional information for Iveda, immediately following the closing of the merger, and then all of this information will be available to

Pamela A. Long, Assistant Director
Division of Corporate Finance

the public and to Charmed's shareholders. So the information requested will ultimately be provided in that context anyway.

Item 13 of Schedule 14A applies "if action is to be taken with respect to any matter specified in Item 11 or 12." In the case of the Schedule 14C filed by Charmed, no action is being taken with respect to either Item 11 or Item 12, as no additional securities of the registrant have been authorized (Item 11), no securities will be issued in exchange for securities of the registrant (Item 12) and the terms of the existing securities of the registrant have not been modified (Item 12). None of these actions are required to complete the merger between Charmed's wholly owned subsidiary and Iveda. Thus, Item 13 does not apply to the Schedule 14C.

       In connection with our response to your inquiry, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions concerning this Response Letter, please contact me at (403) 831-2202.

Very truly yours,

IAN QUINN
Ian Quinn
President and CEO

cc:      Stephen R. Boatwright, Esq.
                           (via fax – 602-248-2822)
           Conrad C. Lysiak, Esq.
                           (via fax – 509-747-1770)